

Mail Stop 7010

November 28, 2006

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

> **RE:** **Form 10-KSB for the Year Ended December 31, 2005**
> **Form 10-QSB for the Quarters Ended March 31, June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-31505**

Dear Mr. Bailey:

We have reviewed your letter dated August 18, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2005</u>

Financial Statements

<u>Note J – Stock Issuances, page 15</u>

1. We have reviewed your response to comment three of your response dated August 23, 2006. The purchase of the additional 49% interest by CND and the sale of GEDG to GEG appear to be components of a single integrated transaction. Accordingly, an evaluation of whether the sale of GEDG to GEG was between

entities under common control would be appropriate prior to either of these two mutually dependent events. Prior to these transactions GEAG appears to have held more than 50% of the voting ownership interest of both GEG and GEDG. Therefore, GEG and GEDG appear to have been under common control as defined by paragraph 3(a) of EITF 02-5. Please restate your financial statements to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief